

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2010

Robert G. Schoenberger
Chief Executive Officer and President
Unitil Corporation
6 Liberty Lane West
Hampton, New Hampshire 03842

> **Re:** **Unitil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 10, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 4, 2010**
> **File No. 001-8858**

Dear Mr. Schoenberger:

We have reviewed your letter dated October 4, 2010 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Report on Internal Control over Financial Reporting, page 85

1. We note your response to comment four from our letter dated September 23, 2010. Please confirm whether your management concluded that your internal control over financial reporting was effective as of the end of the period covered by the report.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 27

Risk and Broad-Based Compensation Programs, page 16

2. We note in your response to comment eight from our letter dated September 23, 2010 that you use several published surveys and these surveys are confidential and do not disclose participants by position or survey scope. However, it is unclear whether you are using the survey data for a general understanding of compensation practices or as a reference point to base compensation decisions. Please revise to clarify your disclosure. For guidance, refer to Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website at www.sec.gov.

Base Salary, page 28

3. We note your response to comment nine from our letter dated September 23, 2010. Please confirm that you will incorporate your response to comment nine, as appropriate, in to your future filings.

Performance Objectives and Measures for Incentive Compensation, page 32

4. We note your response to comment 10 from our letter dated September 23, 2010. Please confirm that you will provide the results to your and USource's Incentive Plan and Restricted Stock Plan performance objectives in future filings.

     Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director